Mail Stop 3561

December 6, 2007

By U.S. Mail and facsimile to (503) 985-5800

Timothy P. Boyle
President and Chief Executive Officer
Columbia Sportswear Company
14375 NW Science Park Drive
Portland, OR 97229

>   **Re: Columbia Sportswear Company**
>   **Definitive 14A**
>   **Filed April 20, 2007**
>   **File No. 0-23939**

Dear Mr. Boyle:

We have reviewed your response letter dated October 22, 2007 and have the following comments. Please respond to our comments by December 20, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Compensation Process, page 10

1. We note your response to comment 6 in our letter dated August 21, 2007 and we reissue that comment. Please confirm that you will identify the components of the "modified survey group."

Weighting of Elements, page 11

2. We note your response to comment 8 in our letter dated August 21, 2007. Please expand your analysis to identify specifically how competitors will use the financial metrics "to reverse engineer or otherwise obtain information" that would cause you competitive harm. We note the examples you have provided, but you should provide a more detailed analysis of how competitors will use this information to cause you competitive harm.

3. We note your response to comment 9 in our letter dated August 21, 2007 and we
    reissue that comment.

    Please contact me at (202) 551-3238 with any questions.

                                            Sincerely,

                                            Ellie Quarles
                                            Special Counsel

cc: Peter J. Bragdon
        Vice President, General Counsel
          and Secretary